Exhibit 21(a)

SUBSIDIARIES OF ENERGY FUTURE INTERMEDIATE HOLDING COMPANY LLC

Name of Subsidiary	Jurisdiction

EFIH Finance Inc.	Delaware
Oncor Electric Delivery Holdings Company LLC	Delaware
Oncor Electric Delivery Company LLC	Delaware
Oncor Management Investment LLC	Delaware
Oncor Electric Delivery Transition Bond Company LLC	Delaware
Oncor Electric Delivery Administration Corp.	Texas
Oncor License Holdings Company LLC	Texas
Oncor Communications Holdings Company LLC	Delaware